# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Genesis Energy, L.P., CIK 0001022321
CUSIP: 371927104
Title of class of securities: Common Units
Address of issuer's principal executive offices: 811 Louisiana Street, Suite 1200, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 07/22/2015
Filed by CIK 0001403412
Persons authorized to receive notices and communications: James E. Davison, Jr., 2000 Farmerville Highway, Ruston, Louisiana (LA), 71270, (318) 255-3850

## Reporting persons
- James E. Davison, Jr. (CIK 0001403412): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 5,423,932; shared voting power 0; sole dispositive power 5,423,932; shared dispositive power 0; aggregate amount beneficially owned 5,423,932 (4.43% of the class)
  Comment: (1) Represents (i) 3,896,693 Class A Common Units, including (a) 3,883,045 Class A Common Units and (b) 13,648 Class A Common Units issuable upon conversion of Class B Common Units, (ii) 1,339,383 Class A Common Units previously held in trust for the Reporting Person's children and (iii) 187,856 Class A Common Units previously held in trust by the James E. and Margaret A.B. Davison Special Trust. The Reporting Person withdrew the Class A Units held in the trusts referenced in (ii) and (iii) on May 21, 2026 in exchange for contributions to the trusts of cash and property of equal value, as described herein.
  (2) Calculated using total Class A Common Units outstanding as of May 7, 2026, which includes 122,424,321 Class A Common Units outstanding, and 13,648 Class A Common Units which are issuable upon conversion of 13,648 Class B Common Units owned by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Units
Name of issuer: Genesis Energy, L.P.
Address of issuer's principal executive offices: 811 Louisiana Street, Suite 1200, Houston, Texas (TX), 77002
Comment: This Amendment No. 6 (this "Amendment No. 6" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 3, 2007 and as amended on January 4, 2008, July 18, 2008, October 22, 2008, March 26, 2010, and January 6, 2011 (as amended, the "Statement"). This Amendment relates to common units representing limited partner interests ("Common Units") in Genesis Energy, L.P., a Delaware limited partnership ("Genesis").

## Item 2. Identity and Background
Name of person filing: James E. Davison, Jr.
Residence or business address: 2000 Farmerville Highway, Ruston, LA 71270
Present principal occupation or employment: The Statement is hereby supplemented to include the following: The Reporting Person has served as a director of Genesis Energy, LLC, the general partner of Genesis, since July 2007. Mr. Davison is also a director of Origin Bancorp, Inc. and serves on its finance, risk and insurance committee.
Criminal convictions in the last five years: The Statement is hereby supplemented to include the following: During the last five years, The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: The Statement is hereby supplemented to include the following: During the last five five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

On May 21, 2026, for estate planning purposes, the Reporting Person withdrew 1,527,239 Common Units from the trusts referred to on the cover of this Schedule 13D/A (including footnotes thereto), and in exchange for the Common Units the Reporting Person contributed to the trusts cash and property of equal value.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and restated to read as follows:

As of July 22, 2015, the Reporting Person owned 5,323,932 Common Units. On July 22, 2015, Genesis sold 10,350,000 Common Units in a public underwritten offering. Following this offering, the number of outstanding Common Units increased from 99,589,221 to 109,939,221 Common Units, and as a result, the Reporting Person ceased to own more than 5% of the outstanding Common Units. Accordingly, the filing of this Amendment No. 6 represents the final amendment to the Statement and constitutes an exit filing for the Reporting Person.

Item 3 of this Schedule 13D/A is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover of this Schedule 13D/A (including footnotes thereto) is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

The information contained on the cover pages to this Schedule 13D/A and Item 5(a) are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Item 5(c) is hereby amended and restated to read as follows: Other than those Phantom Units that vested and were acquired on July 2, 2015 and July 1, respectively (as disclosed in the Form 4 filed by the Reporting Person on July 6, 2015), no transactions in any of the Common Units were effected by the Reporting Person during the sixty days prior to July 22, 2015. Other than those Phantom Units that vested and were acquired on April 1, 2026 (as disclosed in the Form 4 filed by the Reporting Person on April 2, 2026), no transactions were effected by the Reporting Person during the sixty days prior to the date of this Schedule 13D/A.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: July 22, 2015

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable (no updates for purposes of this Schedule 13D/A).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable (no updates for purposes of this Schedule 13D/A).

## Signatures
- James E. Davison, Jr.: /s/ James E. Davison, Jr., James E. Davison, Jr. (05/22/2026)